NOVADEL PHARMA INC.



                                                                   July 27, 2005

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549

                               NovaDel Pharma Inc.
                       Registration Statement on Form S-3
                              (File No. 333-126489)

Dear Mr. Riedler:

            NovaDel Pharma Inc., a Delaware corporation (the "Company"), hereby requests that the effectiveness of the Company's Registration Statement on Form S-3, SEC File No. 333-126489 (the "Filing"), for up to 9,426,234 shares of the Company's common stock, par value $0.001 per share, be accelerated to 5:00 p.m., July 27, 2005, or as soon thereafter as is practicable.

            In connection with this letter, the Company acknowledges as follows:

            o Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

            o The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        NOVADEL PHARMA INC.

                                        By: /s/ Jean W. Frydman
                                            -------------------------------
                                            Name:   Jean W. Frydman
                                            Title:  Vice President and General
                                                    Counsel